F r a s e r a n d C o m p a n y

Barristers and Solicitors

January 12, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Attention: Filing Desk

Dear Sirs/Mesdames:

Re:  Thrifty Printing Inc.
Form SB-2 Registration Statement

On behalf of Thrifty Printing Inc., we enclose for filing a complete copy of the Registration Statement on Form SB-2, including Exhibits.

The filing fee of US$3.90 should be taken out of Fraser and Company's account (CIK Number 0001137070).

If you have any questions, please call the writer at (604) 669-5244.

Yours truly,
FRASER and COMPANY

Per:

/s/ Ailin Wan

cw

encs

Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: wan@fraserlaw.com